Filed Pursuant to Rule 424(b)(3)
Registration Number 333-116017

PROSPECTUS SUPPLEMENT
To Prospectus dated June 10, 2004

600,000 Shares

The St. Joe Company

COMMON STOCK

The Alfred I. duPont Testamentary Trust sold 600,000 shares of common stock of The St. Joe Company at $42.80 per share. We will not receive any of the proceeds from the sale of the shares of our common stock in this offering.

Upon the sale of the shares described in this prospectus supplement, The Alfred I. duPont Testamentary Trust will own 13,909,195 shares, or approximately 18.3%, of our outstanding common stock.

On July 21, 2004 we announced that our second quarter 2004 net income was $22.7 million, or $0.30 per share. The second quarter results for 2004 included after-tax gains from conservation land sales of $1.5 million, or $0.02 per share. Net income for the first half of 2004 was $35.7 million, or $0.46 per share. The results for 2004 included after-tax conservation land gains of $1.5 million, or $0.02 per share. All per share references are presented on a fully diluted basis.

Our common stock is listed on the New York Stock Exchange under the symbol “JOE.” On July 29, 2004, the reported last sale price of our common stock on the New York Stock Exchange was $42.80 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 30, 2004